NO ACT



DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



09005281

April 13, 2009

Ruth S. Epstein
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Re: College Retirement Equities Fund--Money Market Account (File No. 811-4415)

Dear Ms. Epstein:

Your letter of April 13, 2009 requests our assurance that we would not recommend that the Securities and Exchange Commission (the "Commission") take any enforcement action under Section 2(a)(41) of the Investment Company Act of 1940 (the "Act"), and rules 2a-4 and 22c-1 thereunder, if the College Retirement Equities Fund ("CREF"), a registered open-end management investment company under the Act, values the securities in its Money Market Account portfolio (the "Money Market Account" or "Account") using the amortized cost method under rule 2a-7 under the Act if the Money Market Account operates in accordance with rule 2a-7 but does not maintain a stable price per share at a single value.[1]

You state that CREF issues variable annuity certificates that are funded by eight portfolios, one of which is the Money Market Account.[2] You state that the Money Market Account is, and holds itself out as, a money market fund within the definition of rule 2a-7(b) and that the Money Market Account complies with the risk limiting requirements of rule 2a-7(c)(2), (c)(3), and (c)(4) and all other applicable requirements of the rule.[3] Unlike most money market funds, the Money Market Account does not make distributions of income, and therefore does not maintain a stable net asset value. In addition, unlike most money market funds, the Money

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1 For purposes of this letter, the term "share" means an accumulation unit issued by CREF.

2 Unlike most variable annuity issuers, which are structured as "two-tiered" entities with a unit investment trust separate account investing in underlying mutual funds, CREF is a single tier entity that both issues the annuities and holds and manages its investment portfolios directly.

3 Some of the provisions of rule 2a-7 apply only if a fund uses the amortized cost method, and thus are not applicable to CREF at present.

Market Account does not use the amortized cost method to price its portfolio securities with a remaining maturity of more than 60 days.[4]

CREF has determined that it would be in the best interests of the Account and CREF participants investing in the Account to begin using the amortized cost method to value all of the Money Market Account's portfolio securities. CREF is concerned, however, because it believes that two provisions of rule 2a-7 could be read to limit use of the amortized cost method to money market funds that maintain a constant price per share at a single value. First, rule 2a-7(c)(1) states that a money market fund may use the amortized cost method, if the board of directors determines, in good faith, that it is in the best interests of the fund and its shareholders to maintain a stable net asset value per share or stable price per share, by virtue of the amortized cost method, and that the fund will continue to use such method only so long as the board believes that it fairly reflects the market-based net asset value per share. Second, rule 2a-7(c)(7)(i) provides that the fund's board shall establish written procedures reasonably designed, taking into account current market conditions and the fund's investment objectives, to stabilize the money market fund's net asset value per share at a single value.

You state that there is no fundamental policy reason that the use of the amortized cost method by a money market fund should be tied to maintenance of a single value per share. You represent that before implementing the amortized cost method, CREF's board of directors (none of whom is an "interested person" as that term is defined in section 2(a)(19) of the Act) instead will have determined that it is in the best interests of the Account and its beneficial owners for the Account to provide additional stability in the Account's price per share by using the amortized cost method and complying with the requirements of rule 2a-7, except that the Account would not maintain a stable net asset value at a single value. You also state that CREF's board of directors will adopt written procedures reasonably designed to provide stability in the Account's price per share. The procedures will include all of those required by rule 2a-7(c)(7) for funds using the amortized cost method other than procedures designed to enable the Account to maintain a stable net asset value at a single value. In addition, CREF's prospectus will make clear that the Account does not maintain a constant value per share, and that the value will fluctuate. You maintain that by complying with all of the requirements of rule 2a-7 other than maintaining a stable share price, CREF will provide investors in the Account with all of the protections against dilution that rule 2a-7 provides for money market funds that maintain a constant share price.

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4 Section 2(a)(41) of the Act (15 U.S.C. 80a-2(a)(41)) and rule 2a-4 thereunder (17 CFR 270.2a-4) generally require registered investment companies, including money market funds, to value their portfolio securities for which market quotations are readily available at the market value and for securities for which market quotations are not readily available at fair value as determined in good faith by the board of directors. The Money Market Account uses the amortized cost method to price its portfolio securities with a maturity of 60 days or less in accordance with Commission guidance. *See* Valuation of Debt Instruments by Money Market Funds and Certain Other Open-End Investment Companies, Investment Company Act Release No. 9786 (May 31, 1977).

Based on the facts and representations contained above and in your letter, we will not recommend enforcement action to the Securities and Exchange Commission against the Account under section 2(a)(41) of the Act and rules 2a-4 and 22c-1 thereunder if the Account uses the amortized cost method to value all of its portfolio securities. Because our position is based on the facts and representations above and in your letter, you should note that any different facts or representations may require a different conclusion. This response expresses our views on enforcement action only and does not express any legal conclusions on the issues presented.

Very truly yours,



Adam B. Glazer
Senior Counsel

Dechert LLP

1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

RUTH S. EPSTEIN

ruth.epstein@dechert.com
+1 (202) 261-3322 Direct
+1 (202) 261-3022 Fax

April 13, 2009

Robert E. Plaze, Esq.
Associate Director
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re: Request for No-Action Assurance under Section 2(a)(41) of the Investment Company Act of 1940 and Rules 2a-4, 2a-7, and 22c-1 thereunder

Dear Mr. Plaze:

We are writing on behalf of the College Retirement Equities Fund ("CREF") Money Market Account (the "Money Market Account" or the "Account"). We seek assurance from the staff of the Division of Investment Management (the "Division") of the Securities and Exchange Commission (the "Commission") that the staff will not recommend enforcement action to the Commission if the Money Market Account values its portfolio securities using the amortized cost method under Rule 2a-7, where the Money Market Account operates in accordance with the Rule but does not maintain a constant price per share at a single value.

CREF is a registered open-end management investment company that issues variable annuity certificates offering lifetime and other long term annuity protection.[1] Currently CREF has eight separate investment portfolios or accounts, including the Money Market Account. CREF was created in 1952 pursuant to a special act of the New York State legislature, and has been referred to as the issuer of "the world's first variable annuity."

[1] CREF and its companion entity, Teachers Insurance and Annuity Association of America ("TIAA"), comprise the principal retirement system for the educational and research communities in the United States.

Unlike most current variable annuity issuers, which are structured as "two-tiered" entities with a unit investment trust separate account investing in underlying mutual funds, CREF is a single tier entity that both issues the annuities and holds and manages its investment portfolios directly. CREF is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and registers its certificates for sale under the Securities Act of 1933, as amended, on Form N-3, the registration form used for management separate accounts of insurance companies.[2] CREF is not an insurance company, but is subject to regulation by the New York State Insurance Department and its accounts are subject to taxation under Subchapter L of the Internal Revenue Code.[3]

The Money Market Account is, and holds itself out as, a money market fund within the definition of Rule 2a-7(b). The Account's investment objective is to seek high current income consistent with maintaining liquidity and preserving capital. The Account complies with the risk limiting requirements imposed by Rule 2a-7(c)(2), (3), and (4), and all other applicable requirements of the Rule.[4]

The Account does not have a policy of maintaining a constant price per share at a single value.[5] CREF does not distribute dividends, and thus it is not feasible for the Account to maintain a single price per share. Distribution of dividends would be incompatible with CREF's single tier structure described above, and receipt of these distributions by CREF participants could have adverse tax consequences for them.

Currently, the Account prices its portfolio securities with a remaining maturity of 60 days or less using the amortized cost method, as permitted by Commission guidance in

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2 Management separate accounts are an early form of insurance company separate account structured as open-end management investment companies, which have now largely been replaced by the more flexible two-tiered structures.

3 CREF operates as the functional equivalent of a management separate account of an insurance company, pursuant to a series of exemptive orders and no action letters.

4 Some of the provisions of the Rule apply only if a fund uses the amortized cost method, and thus are not applicable to CREF at present. CREF will comply with those provisions if the relief requested in this letter is granted.

5 Although we use the term "share" in this letter, CREF issues accumulation units rather than shares.

Investment Company Act Release No. 9786 (May 31, 1977).[6] The Account prices all other portfolio securities at current market value, if market quotations are readily available, and otherwise at fair value as determined under procedures established by CREF's Board of Trustees, all in accordance with Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. In view of the benefits to investors from decreasing share price volatility in money market funds, particularly in light of recent increases in market volatility and the degree of public attention currently focused on money market funds, CREF has determined that it would be in the best interests of the Account and CREF participants investing in the Account to commence using the amortized cost method to value all of the Account's portfolio securities.

Rule 2a-7(c) expressly permits a money market fund to calculate its current price per share using the amortized cost method, notwithstanding Section 2(a)(41) of the 1940 Act and Rules 2a-4 and 22c-1 thereunder, provided that the fund meets a number of conditions. These conditions include, among others, risk limiting requirements regarding portfolio maturity, quality, and diversification, and the requirement that the fund's board adopt "shadow pricing" procedures to monitor the extent of deviation, if any, between the fund's amortized cost price per share and the current net asset value per share calculated using market-based prices.

Rule 2a-7(c) imposes two conditions that may be interpreted to limit use of the amortized cost method provisions of the Rule to money market funds that maintain a constant price per share at a single value. First, Rule 2a-7(c)(1) states that where a money market fund uses the amortized cost method, the board of directors of the fund shall determine, in good faith, that it is in the best interests of the fund and its shareholders to maintain a stable net asset value per share or stable price per share, by virtue of the amortized cost method, and that the fund will continue to use such method only so long as the board of directors believes that it fairly reflects the market-based net asset value per share. Second, Rule 2a-7(c)(7) provides that the fund's board shall establish written procedures reasonably designed, taking into account current market conditions and the fund's investment objectives, to stabilize the money market fund's net asset value per share at a single value.

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6 The amortized cost method of valuation means the method of calculating an investment company's net asset value whereby portfolio securities are valued at the fund's acquisition cost as adjusted for amortization of premium or accretion of discount rather than at their value based on current market factors. Rule 2a-7(a)(2).

CREF does not believe that these provisions of Rule 2a-7 should prohibit the Money Market Account from using the amortized cost method to value all of its portfolio securities. There is no fundamental policy reason that the use of the amortized cost method by a money market fund should be tied to maintenance of a single value per share. The Money Market Account's practice of not distributing dividends, which is essential to the nature and structure of CREF and the Account, makes it impossible for the Account to maintain absolute price stability at a single value.

Before implementing use of the amortized method, CREF's Board of Trustees, all of whom are disinterested within the meaning of Section 2(a)(19) of the 1940 Act, will have determined that it is in the best interests of the Account and its beneficial owners for the Account to provide additional stability in the Account's price per share by using the amortized cost method and complying with the risk limiting requirements of the Rule. CREF will adopt Board-approved procedures reasonably designed to provide stability in the Account's price per share in these respects. CREF will, however, continue its practice of not distributing dividends.

The procedures will include shadow pricing procedures that comply, in all respects, with the requirements of the Rule, which do not specify a single value per share in connection with the shadow pricing test. The Rule establishes a trigger point deviation of ½ of one percent from the amortized cost price – not from $1.00 or other single value – after which point the Board must consider what action, if any it should initiate. Application of this measure does not require a single price per share. CREF would thus monitor deviations of the Account's amortized cost price per share (or unit) from the market based cost, and the Board would consider action after the deviation trigger point of ½ of one percent of the amortized cost price, exactly as the Rule requires.

In addition, by following the risk limiting and other requirements of the Rule, CREF will provide investors in the Account with all of the protections against dilution that the Rule provides for money market funds that maintain a constant share price at a single value per share. CREF's prospectus will make clear to participants that the Account does not maintain a constant value per share or unit, and that the value will fluctuate.

During the years around and following the adoption of Rule 2a-7, the Commission granted a number of exemptive orders pursuant to Section 6(c) of the 1940 Act that permitted insurance product separate accounts investing in money market securities and money market funds underlying insurance product separate accounts to value their portfolio securities using the amortized cost method, without maintaining a constant net asset value per share.[7] These orders required the separate account or fund to adhere to conditions that were in substance the same as the relevant requirements of Rule 2a-7 at the time.[8] We believe that these orders, and in particular the absence of conditions beyond the applicable Rule 2a-7 requirements, support the request for no action relief in CREF's case, because the Account will adhere in all respects to the requirements of Rule 2a-7, other than any requirements relating to a constant net asset value per share.[9]

For these reasons, we ask the staff to provide assurance that it will not recommend enforcement action against the Money Market Account if the Account uses the amortized cost method to value all of its portfolio securities.

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7 *See* Pacific Mutual Life Insurance Company, Investment Company Act Release No. 15936 (August 18, 1987) (Notice of Application), and Investment Company Act Release No. 16018 (September 30, 1987) (Order) (underlying money market fund); The Prudential Variable Contract Account – 11, Investment Company Act Release No. 14993 (March 17, 1986) (Notice of Application), and Investment Company Act Release No. 15051 (April 14, 1986) (Order) (separate account operating like a money market fund). *See also* Metropolitan Series Fund, Inc., Investment Company Act Release No. 14952 (February 21, 1986) (Notice of Application), and Investment Company Act Release No. 15003 (March 19, 1986) (Order); Pruco Life Series Fund, Inc., Investment Company Act Release No. 14841 (December 11, 1985) (Notice of Application), and Investment Company Act Release No. 14887 (January 7, 1986) (Order) (in these cases the funds invested in longer term securities as well, but the amortized cost method would apply only to money market securities with maturities of one year or less).

8 The conditions in these orders generally required the fund or account to establish procedures to minimize the deviation between net asset value per share as computed through use of the amortized cost method and available market quotations, to "shadow price," and to adhere to the risk limiting requirements then prescribed by Rule 2a-7. These orders did not require the applicants to adhere to all of the express provisions of Rule 2a-7, either at the time or as they might be amended in the future.

9 As explained above, the Money Market Account is, and holds itself out as, a money market fund within the definition of Rule 2a-7(b), and accordingly currently complies with the risk limiting requirements imposed by Rule 2a-7(c)(2), (3), and (4), and all other applicable requirements of the Rule. If the Account adopts the amortized cost method of valuation for all of its portfolio securities, the Account will also comply with the applicable provisions of Rule 2a-7 related to amortized cost valuation, as currently provided in the Rule or as the Rule may be amended in the future.

CREF would like to implement this change no later than May 1, 2009. Accordingly we request a response from the staff within a time frame that will allow CREF sufficient time to incorporate disclosure regarding the change in its annual registration statement update and its May 1, 2009 prospectus. Please call me at 202-261-3322 or Jeffrey Puretz at 202-261-3358 if you have any questions or if we can otherwise assist in pursuing this request.

Sincerely yours,



Ruth S. Epstein

cc: Jeffrey S. Puretz, Dechert LLP
Stewart P. Greene, TIAA-CREF